Exhibit 99.2
CARVE-OUT FINANCIAL STATEMENTS
OF
ISKMATI SPIRIT

INDEX TO CARVE-OUT FINANCIAL STATEMENTS OF ISKMATI SPIRIT

Page

Carve-Out Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Carve-Out Statements of Income (Loss) for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the nine months ended September 30, 2010 and 2009 (unaudited)
F-2

Carve-Out Balance Sheets at as December 31, 2009 and 2008 (audited) and September 30, 2010 (unaudited)	F-3

Carve-Out Statements of Cash Flows for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the nine months ended September 30, 2010 and 2009 (unaudited)
F-4

Carve-Out Statements of Changes in Owner’s Equity for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007, the five months ended May 31, 2007 (all audited) and the nine months ended September 30, 2010 (unaudited)
F-5

Notes to Carve-Out Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of TEEKAY TANKERS LTD.
We have audited the accompanying carve-out balance sheets of Iskmati Spirit (the “Company”) (Successor) as of December 31, 2009 and 2008, and the carve-out statements of income (loss), cash flows and changes in owner’s equity for the five month period ended December 31, 2007 and for each of the years ended December 31, 2008 and 2009. We have also audited the carve-out statements of income (loss), cash flows and changes in owner’s equity of Iskmati Spirit (Predecessors) for the five month period ended May 31, 2007 and the two month period ended July 31, 2007. These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company (Successor) at December 31, 2009 and 2008, and the carve-out results of operations and cash flows for the five month period ended December 31, 2007 and for each of the years ended December 31, 2008 and 2009 and the carve-out results of operations and cash flows for the five month period ended May 31, 2007 and the two month period ended July 31, 2007 of the Company (Predecessors), in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
February 3, 2011	Chartered Accountants

ISKMATI SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Successor					Predecessors
	Nine				Five	Two	Five
	Months		Years		Months	Months	Months
	Ended		Ended		Ended	Ended	Ended
	September 30,		December 31,		December 31,	July 31,	May 31,
	2010	2009	2009	2008	2007	2007	2007
	$	$	$	$	$	$	$
	(unaudited)

REVENUES
Voyage revenues	—	—	—	3,349	2,455	—	—
Net pool revenues from affiliates (note 9d)	7,362	7,467	9,471	18,350	2,024	1,994	6,835

Total revenues	7,362	7,467	9,471	21,699	4,479	1,994	6,835

OPERATING EXPENSES
Voyage expenses	15	44	39	1,365	1,514	—	—
Vessel operating expenses	1,936	1,734	2,436	2,723	1,442	399	1,037
Depreciation and amortization	3,404	3,404	4,542	4,551	1,837	710	1,191
General and administrative expense ($1,022, $846, $1,180, $1,041, $600, $nil and $246, respectively, from related parties — notes 9a and 9d)	1,022	846	1,180	1,041	600	77	246

Total operating expenses	6,377	6,028	8,197	9,680	5,393	1,186	2,474

Income (loss) from vessel operations	985	1,439	1,274	12,019	(914)	808	4,361

OTHER ITEMS
Interest expense ($(518), $(816), $(942), $(2,468), $(1,915), $(953) and $(360), respectively, from related parties — note 9b)	(635)	(959)	(1,180)	(4,035)	(2,147)	(954)	(360)

Total other items	(635)	(959)	(1,180)	(4,035)	(2,147)	(954)	(360)

Income (loss) before income taxes	350	480	94	7,984	(3,061)	(146)	4,001
Income tax expense (note 3g)	(181)	(135)	(188)	(106)	(39)	—	—

Net income (loss)	169	345	(94)	7,878	(3,100)	(146)	4,001

The accompanying notes are an integral part of the carve-out financial statements.

ISKMATI SPIRIT (Notes 1 and 2)
CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	September,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
ASSETS
Current
Pool receivables from affiliates, net (note 9d and 9e)	864	1,122	1,686
Accounts receivable	—	6	3
Due from affiliates (note 9e)	58,672	69,791	60,855
Prepaid expenses and other current assets	224	317	363

Total current assets	59,760	71,236	62,907

Vessels and equipment
At cost, less accumulated depreciation of $14,334 (2009 — $10,930 and 2008 — $6,388)	80,638	83,815	88,399
Non-current amounts due from affiliates (note 9d and 9e)	830	830	830
Other non-current assets	171	188	212
Goodwill (note 6)	2,402	2,402	2,402

Total assets	143,801	158,471	154,750

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	80	108	102
Accrued liabilities
Voyage and vessel	142	305	422
Interest	—	5	1
Payroll and benefits to related party	227	154	154

Total current liabilities	449	572	679

Long-term debt (note 7)	78,294	82,069	87,273
Other long-term liabilities (note 3g)	646	465	277

Total liabilities	79,389	83,106	88,229

Commitments and contingencies (note 10)

Owner’s equity
Owner’s equity	64,412	75,365	66,521

Total owner’s equity	64,412	75,365	66,521

Total liabilities and owner’s equity	143,801	158,471	154,750

The accompanying notes are an integral part of the carve-out financial statements.

ISKMATI SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Successor					Predecessors
	Nine				Five	Two	Five
	Months		Years		Months	Months	Months
	Ended		Ended		Ended	Ended	Ended
	September 30,		December 31,		December 31,	July 31,	May 31,
	2010	2009	2009	2008	2007	2007	2007
	$	$	$	$	$	$	$
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	169	345	(94)	7,878	(3,100)	(146)	4,001
Non-cash items:
Depreciation and amortization	3,404	3,404	4,542	4,551	1,837	710	1,191
Other — net	17	18	24	24	2	36	20
Change in working capital items related to operating activities:
Pool receivables from affiliate, net	258	564	564	(1,438)	1,985	(340)	152
Accounts receivable	6	(2)	(3)	1,952	(1,955)	—	—
Prepaid expenses and other current assets	93	82	46	(473)	168	52	9
Accounts payable	(28)	4	6	(367)	206	157	72
Accrued liabilities	86	(173)	75	(1,522)	2,376	(270)	138
Expenditures for drydocking	—	—	—	(172)	(1,793)	—	—

Net operating cash flow	4,005	4,242	5,160	10,433	(274)	199	5,583

FINANCING ACTIVITIES
Prepayments of long-term debt	(25,401)	(38,929)	(62,357)	(57,191)	(53,697)	—	—
Proceeds from long-term debt	21,626	34,574	57,153	47,006	54,377	—	—
Debt issuance costs	—	—	—	(45)	(193)	—	—
Net receipt (advances) to affiliates	11,119	(27,077)	(8,936)	8,352	(35,503)	(1,176)	(6,057)
Equity contributions from / (distributions to) owner, net	(11,122)	27,079	8,938	(8,352)	36,271	992	490

Net financing cash flow	(3,778)	(4,353)	(5,202)	(10,230)	1,255	(184)	(5,567)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(227)	111	42	(203)	(981)	(15)	(16)

Net investing cash flow	(227)	111	42	(203)	(981)	(15)	(16)

Net change in cash and cash equivalents	—	—	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—	—	—

Cash and cash equivalents, end of period	—	—	—	—	—	—	—

Supplemental cash flow information:
Cash paid during the period for:
Interest	618	941	1,156	4,011	2,145	954	360

The accompanying notes are an integral part of the carve-out financial statements.
Non-cash investing and financing — see note 5

ISKMATI SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

Owner’s
Equity
$

Predecessors:

Balance as at December 31, 2006	93,734

Net income and comprehensive income	4,001
Equity contributions from owner, net	490

Balance as at May 31, 2007	98,225

Acquisition of Parent Company by Omaha Inc. (note 5)	(65,247)
Net loss and comprehensive loss	(146)
Equity contributions from owner, net	992

Balance as at July 31, 2007	33,824

Successor:

Net loss and comprehensive loss	(3,100)
Equity contributions from owner, net	36,271

Balance as at December 31, 2007	66,995

Net income and comprehensive income	7,878
Equity distributions to owner, net	(8,352)

Balance as at December 31, 2008	66,521

Net income and comprehensive income	(94)
Equity contributions from owner, net	8,938

Balance as at December 31, 2009	75,365

Net income and comprehensive income (unaudited)	169
Equity distributions to owner, net (unaudited)	(11,122)

Balance as at September 30, 2010 (unaudited)	64,412

The accompanying notes are an integral part of the carve-out financial statements.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
1.	Nature of Operations

Iskmati Spirit L.L.C. (the Company) consists of the assets, liabilities and operations of the Suezmax tanker the Iskmati Spirit (the Vessel). For all the periods presented in these carve-out financial statements the Iskmati Spirit operated on voyage charters or participated in a Suezmax tanker pool managed by a Teekay Corporation subsidiary (or the Gemini Pool).

On November 8, 2010, the Iskmati Spirit L.L.C. was sold from Teekay Corporation (or Teekay) to its subsidiary Teekay Tankers Ltd. See Note 11.
2.	Basis of Presentation

The carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the carve-out financial statements. These financial statements include the accounts of the Iskmati Spirit L.L.C. (formerly Arlene Shipping L.L.C.) (or the ShipOwning LLC) and any transactions specifically attributable to the operation of the Vessel that were incurred by companies other than the ShipOwning LLC that are under common control of Teekay. The ShipOwning LLC is a limited liability company incorporated in the Marshall Islands. The preparation of these carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Company, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Vessel to Teekay Tankers Ltd.

On June 1, 2007, 100% of OMI Corporation was acquired by Omaha Inc., an acquisition company owned 50% each by Teekay and a third party, A/S Dampskibsselskabet TORM (“Torm”). OMI Corporation owned and operated a wide range of shipping assets including the ShipOwning LLC. On August 1, 2007 substantially all of the assets owned by OMI were sold to either Teekay or Torm. Teekay acquired the ShipOwning LLC and other assets pursuant to this sale. OMI Corporation was a seaborne transporter of crude oil and refined petroleum products operating in the international shipping markets and until June 1, 2007, was a publicly traded corporation listed on the New York Stock Exchange.

In the accompanying carve-out financial statements, adjustments to the carrying values of certain assets and liabilities, including an allocation of goodwill, have been made on a push-down basis as of June 1, 2007 for the consideration and related costs paid by Omaha Inc. in connection with the acquisition of OMI Corporation. The amount of goodwill allocated to the Company was determined using the relative fair value of the Vessel acquired. Due to the impact of push down accounting, the Company’s carve-out financial statements and certain note presentations for the year ended December 31, 2007 are presented in three distinct periods to separate the periods that the Vessel was controlled by different parties. The basis of accounting changed on June 1, 2007, as reflected in Note 5. The five months ended May 31, 2007 reflect the results of operations, changes in cash flows and owner’s equity of the Vessel for the period up to the date OMI Corporation was acquired by Omaha, Inc. The two months ended July 31, 2007 reflect the results of operations, changes in cash flows and changes in owner’s equity of the Vessel for the period that the Vessel was under joint control between Teekay and Torm through Omaha, Inc. Both of these periods are labeled as “Predecessors”. All periods subsequent to July 31, 2007, reflect the financial position, results of operations, changes in cash flows and owner’s equity of the Vessel under control of Teekay and are labeled as “Successor”. The accompanying carve-out financial statements include a black line division which indicates that the two Predecessor reporting entities and the Successor reporting entities shown are not comparable.

The parent company of the ShipOwning LLC used a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of the parent company. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions from these bank accounts that were made on behalf of the ShipOwning LLC are reflected in these carve-out financial statements as increases or decreases of amounts due from affiliates. Any cash transactions specifically attributable to the operation of the Vessel that were incurred by companies other than the ShipOwning LLC are reflected in these carve-out financial statements as increases or decreases in owner’s equity.

For the five months ended May 31, 2007 and the two months ended July 31, 2007, interest expense includes the allocation of interest based upon the weighted-average outstanding balance of loan facilities that were used to finance the acquisition of the Vessel and the weighted-average interest rate outstanding on these loan facilities. For the two months ended July 31, 2007, interest expense includes an allocation of interest expense on Teekay’s loans used to finance the acquisition of OMI Corporation. For the Successor, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of the Vessel and the weighted-average interest rate outstanding on these loans. See Note 7.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
2.	Basis of Presentation (cont’d)

In the preparation of these carve-out financial statements, certain general and administrative expenses were not identifiable as relating solely to the Vessel. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. These general and administrative expenses have been allocated to these carve-out financial statements based on estimated use of corporate resources. The resulting amount of general and administrative expenses allocated for each of the periods presented is based on the proportionate share of the total ship-operating (calendar) days in the applicable period. Management believes this allocation reasonably presents the general and administrative expenses of the Company. See Note 9a.

3.	Significant Accounting Policies
a.	Reporting and functional currency

The carve-out financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying carve-out statements of income (loss).

b.	Operating revenues and expenses

All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under voyage charters and in connection with earning net pool revenue as described below. Voyage expenses and vessel operating expenses are recognized when incurred.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivable from affiliates — net.

c.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at September 30, 2010, December 31, 2009 and 2008.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
d.	Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the nine months ended September 30, 2010 and 2009 totaled $3.1 million and $3.1 million, respectively (unaudited). Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the years ended December 31, 2009 and 2008, the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 totaled $4.2 million, $4.2 million, $1.8 million, $0.7 million, and $1.2 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

The Company’s estimate of salvage values takes into account the current scrap prices and the historical scrap rates over the five preceding years. Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. As a result of increased salvage values, depreciation and amortization expense has decreased by $0.2 million and net income has increased by $0.2 million for each of the years ended December 31, 2009 and 2008.

Generally, the Company drydocks each vessel every 2.5 to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated commencement of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking.

Drydocking activity for the periods indicated is as follows:

	Successor				Predecessors
	Nine Months			Five Months	Two Months	Five Months
	Ended	Years Ended		Ended	Ended	Ended
	September 30,	December 31,		December 31,	July 31,	May 31,
	2010	2009	2008	2007	2007	2007
	(unaudited)

Balance — beginning of period	1,089	1,545	1,768	—	—	—
Cost incurred for drydocking	—	(83)	172	1,793	—	—
Drydock amortization	(280)	(373)	(395)	(25)	—	—

Balance — end of period	809	1,089	1,545	1,768	—	—

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

e.	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of are amortized using the effective interest rate method over the term of the facility. Amortization of debt issuance costs is included in interest expense.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
f.	Goodwill

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

g.	Income taxes

The tax benefit from an uncertain tax position is recognized as a reduction to tax expense when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the taxing authorities. The amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the taxing authorities. The Company recognizes interest and penalties related to uncertain tax positions in tax expense.

Potential tax on freight income recognized by the Company for periods indicated is as follows:

	Successor				Predecessors
	Nine Months			Five Months	Two Months	Five Months
	Ended	Years Ended		Ended	Ended	Ended
	September 30,	December 31,		December 31,	July 31,	May 31,
	2010	2009	2008	2007	2007	2007
	(unaudited)

Liability — beginning of period	465	277	171	132	132	132
Potential tax on freight income	181	188	106	39	—	—

Liability — end of period	646	465	277	171	132	132

The Company has incurred no other income taxes for any of the periods presented. The Company believes that it is not subject to taxation under the laws of the Republic of The Marshall Islands, and qualifies for the Section 883 exemption under U.S. federal income tax purposes.

4.	Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is permitted. The Company does not expect the amendment will have a material impact on its carve-out financial statements.

5.	Teekay’s Acquisition of OMI Corporation

On June 1, 2007, 100% of OMI Corporation was acquired by Omaha Inc., an acquisition company owned 50% each by Teekay and Torm. The acquisition was financed with debt. OMI Corporation owned the ShipOwning LLC. The carve-out financial statements for periods prior to June 1, 2007 reflect the historical cost basis of the assets and liabilities of the Vessels. The purchase of OMI Corporation was accounted for using the purchase method of accounting. On June 1, 2007, the estimated fair value of assets and liabilities of OMI Corporation were determined. The difference between the estimated fair values and corresponding carrying values were added to or subtracted from the existing carrying values on June 1, 2007. Teekay and Torm divided most of OMI Corporation’s assets equally between the two companies with effect in August 1, 2007. The ShipOwning LLC was among the assets distributed to Teekay.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
5.	Teekay’s Acquisition of OMI Corporation — (cont’d)
The following table is a condensed balance sheet of the ShipOwning LLC, which shows the amounts assigned to each major asset and liability caption on June 1, 2007.

June 1,
2007
ASSETS
Current assets	1,863
Vessels and equipment	92,333
Due from affiliates and other assets	33,534
Goodwill (note 6)	2,402

Total assets acquired	130,132

LIABILITIES
Accounts payable and accrued liabilities	376

Total liabilities assumed	376

Net assets acquired (cash consideration)	129,756

6.	Goodwill
The changes in the carrying amount of goodwill for the periods presented are as follows:

	Successor			Predecessor
	Nine Months	Years Ended	Five Months	Two Months
	Ended	December 31,	Ended	Ended
	September 30, 2010	2009 and 2008	December 31, 2007	July 31, 2007
	(unaudited)

Balance — beginning of period	2,402	2,402	2,402	—
Goodwill acquired	—	—	—	2,402

Balance — end of period	2,402	2,402	2,402	2,402

7.	Long-Term Debt

	September 30,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)

U.S. Dollar-denominated Revolving Credit Facility	—	15,523	13,303
Push Down Debt of Teekay Corporation	78,294	66,546	73,970

	78,294	82,069	87,273
Less: current portion	—	—	—

Total	78,294	82,069	87,273

The Company and other subsidiaries of Teekay and Teekay Tankers Ltd. are parties to a revolving credit facility (or the Revolver). The Company and other subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver) and Teekay Tankers Ltd. is a borrower under Tranche A of the Revolver (or the Tranche A Revolver). If any borrower under the Tranche B Revolver is acquired by Teekay Tankers Ltd., the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met. As of September 30, 2010, the Company’s share of the Tranche B Revolver provided for borrowings of up to $58.0 million, of which $58.0 million was undrawn. The Company’s share of the total amount available under the Revolver reduces by a semi-annual amount of $3.2 million commencing in 2012, with the remaining balance due on maturity of the Revolver in November 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.55%. The Revolver is collateralized by first-priority mortgages granted on, among other things, the Vessel, together with other related security, and includes a guarantee from Teekay for all outstanding amounts. The Revolver requires that Teekay and certain of its subsidiaries maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35 million and 5.0% of total debt. As at September 30, 2010 and December 31, 2009, Teekay was in compliance with all covenants on the Revolver.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
7.	Long-Term Debt — (cont’d)

Push Down Debt of Teekay consists of an allocation of Teekay’s corporate credit facilities. These corporate credit facilities were used to finance the acquisition of the Vessels from OMI Corporation. Teekay used the proceeds from the sale of the Iskmati Spirit L.L.C. to repay these corporate credit facilities. Interest payments are based on LIBOR plus a margin. These corporate credit facilities are collateralized by first-priority mortgages granted on certain vessels of Teekay, together with other related security.

The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2010 was 0.8% (December 31, 2009 — 0.8%, December 31, 2008 — 1.5%).
8.	Fair Value Measurements and Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term debt — The fair values of the Company’s long-term debt are based on estimates using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the borrower.

Amounts due from affiliates — The fair value of the current and non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying carve-out balance sheets.
The estimated fair value of the Company’s financial instruments is as follows:

	September 30, 2010		December 31, 2009		December 31, 2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	Asset	Asset	Asset	Asset	Asset	Asset
	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)
	$	$	$	$	$	$
(unaudited)

Long-term debt	(78,294)	(70,143)	(82,069)	(75,203)	(87,273)	(78,083)
9.	Related Party Transactions
The following related party transactions consist primarily of allocations from Teekay, the basis for which is explained in Note 2.
a)
Certain general and administrative expenses have been allocated to the Company from the parent company of the Vessel based on estimated use of resources. The amount allocated was $0.1 million and $0.6 million for the nine months ended September 30, 2010 and 2009 (unaudited), $0.6 million and $0.3 million for the years ended December 31, 2009 and 2008, $0.6 million for the five months ended December 31, 2007. During the two months ended July 31, 2007 and the five months ended May 31, 2007, $nil and $0.1 million of general and administrative expenses, incurred by OMI Corporation, have been allocated to the Predecessors. See Note 2.

b)
Interest expense on credit facilities of OMI that were used to finance the acquisition of the Vessel has been allocated to the Company. The amount allocated was $0.2 million for the two months ended July 31, 2007 and $0.4 million for the five months ended May 31, 2007. For the two months ended July 31, 2007, interest expense includes an allocation of $0.8 million of interest expense on Teekay’s loans used to finance the acquisition of OMI Corporation. For the Successor, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of the Vessel and the weighted-average interest rate outstanding on these loans. The amount allocated was $0.5 million and $0.8 million for the nine months ended September 30, 2010 and 2009 (unaudited), $0.9 million and $2.5 million for the years ended December 31, 2009 and 2008 and $1.9 million for the five months ended December 31, 2007.

c)
The parent company of the ShipOwning LLC used a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of the parent company. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions specifically attributable to the operation of the Vessel that were incurred by companies other than the ShipOwning LLC are reflected in these carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions (distributions) was $(11.1) and $27.1 million for the nine months ended September 30, 2010 and 2009 (unaudited), respectively, $8.9 million and $(8.4) million for the years ended December 31, 2009 and 2008, $36.3 million for the five months ended December 31, 2007, $1.0 million for the two months ended July 31, 2007, and $0.5 million for the five months ended May 31, 2007.

ISKMATI SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
9.	Related Party Transactions — (cont’d)
d)
Voyage revenues and voyage expenses of the Company’s vessel operating in the Gemini Pool are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula and are presented in the Company’s statements of income as “net pool revenues”. Teekay subsidiaries provide commercial services to the pool participants and administers the pool in exchange for a fee of 1.25% of the gross revenues attributable to each pool participant’s vessels plus $275 per vessel per day. In addition, Teekay subsidiaries provide technical and administrative services to the Company. The fees for commercial, technical and administrative services incurred by the Company were $0.9 million and $0.2 million for the nine months ended September 30, 2010 and 2009 (unaudited), $0.6 million and $0.7 million for the years ended December 31, 2009 and 2008, $nil for the five months ended December 31, 2007, $nil for the two months ended July 31, 2007 and $0.1 million for the five months ended May 31, 2007, which are reflected as general and administrative expenses.

The Company advanced funds to the pool manager for working capital purposes totaling $0.8 million (September 30, 2010 and December 31, 2009, and December 31, 2008). The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

e)	Amounts due from affiliates at September 30, 2010, December 31, 2009 and 2008 are without interest or stated terms of repayment.
10.	Commitments and Contingencies

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage.

11.	Subsequent Events
The Company evaluated events and transactions occurring after the balance sheet date and through the day the carve-out financial statements were available to be issued, which was February 3, 2011.
a)	On November 8, 2010, the Iskmati Spirit L.L.C. was sold from Teekay to its subsidiary Teekay Tankers Ltd. for $61.4 million.